Exhibit 99.1
Risks Related to the Exchange Agreement

Failure to complete the Exchange could negatively impact the stock price and the future business and financial results of Magellan.
There is no assurance that the conditions to the completion of the Exchange Agreement will be satisfied. If the Exchange is not completed, Magellan will be subject to several risks, including the following:

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The current market price of Magellan common stock may reflect a market assumption that the Exchange will occur, and a failure to complete the Exchange could result in negative market perception and a decline in the market price of Magellan common stock;

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Certain costs relating to the Exchange Agreement, such as legal, accounting and financial advisory fees associated with the delivery of a fairness opinion, which have already been incurred by Magellan, are payable by Magellan whether or not the Exchange is completed, and the Loan Amount will become repayable by Magellan;

•	Magellan may be required to pay One Stone a termination fee of $750,000 if the Exchange Agreement is terminated under certain circumstances;

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There will likely be substantial disruption to the business of Magellan and a distraction of its management and employees from day-to-day operations because matters related to the Exchange Agreement may require substantial commitments of time and resources, which could otherwise have been devoted to other opportunities that could have been beneficial to Magellan; and

•	Magellan would continue to face the risks that it currently faces as an independent company, including limited capital and limited human resources.

In addition, Magellan would not realize any of the expected benefits of having completed the Exchange. If the Exchange is not completed, these risks may materialize and materially adversely affect Magellan’s business, financial results, financial condition and stock price.
Magellan may waive one or more of the conditions to the Exchange without re-soliciting stockholders.
Each of the conditions in the Exchange Agreement to Magellan’s obligations to complete the Exchange may be waived, in whole or in part, by Magellan. The Magellan Special Committee may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement and re-solicitation of proxies is necessary. If the Special Committee were to determine that a waiver would materially alter the relative values of the consideration to be given or received in the Exchange, Magellan would likely re-solicit proxies. In the event that any such waiver is not determined to be significant enough to require re-solicitation of stockholders, Magellan will have the discretion, subject to limitations under Delaware law, to complete the Exchange without seeking further stockholder approval.
The Exchange Agreement limits Magellan’s ability to pursue alternatives to the Exchange.
The Exchange Agreement contains provisions that could adversely impact competing proposals to acquire Poplar or Utah CO2. These provisions generally prohibit Magellan from soliciting any acquisition proposal or offer for a competing transaction and would require Magellan to pay a termination fee of $750,000 in cash if the Exchange Agreement is terminated in specified circumstances in connection with an alternative transaction. In addition, even if the Magellan Special Committee determines that a competing proposal is superior, Magellan may not exercise its right to terminate the Exchange Agreement unless it notifies One Stone of its intention to do so and gives One Stone at least three business days to propose revisions to the terms of the Exchange Agreement or to make another proposal in response to the competing proposal. See “The Exchange Agreement-Additional Covenants-Non-Solicitation” beginning on page 50.
Magellan agreed to these provisions as a condition to One Stone’s willingness to enter into the Exchange Agreement. These provisions, however, might discourage a third party that might have an interest in acquiring Magellan, the Poplar Membership Interests or the Purchased Utah CO2 Common Units from considering or proposing such an acquisition, even if that party were prepared to pay consideration with a higher value than the proposed Exchange consideration. Furthermore, the termination fee may result in a potential competing acquirer proposing to pay a lower price to acquire Magellan, the Poplar Membership Interests or the Purchased Utah CO2 Common Units than it might otherwise have proposed to pay.
Magellan will divest its largest, and only revenue-producing, asset in the Exchange.
In the Exchange, Magellan will sell to One Stone all of its interest in the Poplar field. The Poplar field comprises 84% of Magellan’s assets on a book value basis, and is currently Magellan’s only revenue-producing asset. In addition, Magellan believes that the Poplar field may have considerably greater value in the future than it does currently, depending on, among other things, the success of additional development efforts and future commodity prices. Following the completion of the Exchange, Magellan expects to pursue the business strategy described in “Post-Exchange Business Strategy,” but there can be no assurance that it will be successful in doing so. In particular, Magellan’s ability to complete the additional transactions contemplated by its post-Exchange strategy in a timely manner and on acceptable terms is subject to many risks and uncertainties, including those associated with changes in commodity prices.